DynaMotive Energy Systems Corporation

                                   FORM 6-K/A

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                         REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 or 15d-16 OF
                        THE SECURITIES EXCHANGE ACT OF 1934
                             FOR October 8, 2008

                       DYNAMOTIVE ENERGY SYSTEMS CORPORATION
              (Exact name of Registrant as specified in its charter)

                                -----------------


                          Suite 230 - 1700 West 75th Avenue
                                  Vancouver, BC
                                 Canada V6P 6G2
                                 (604) 267-6000
                     (Address of principal executive offices)

                                 -----------------

            [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                              FORM 20-F  X    FORM 40-F
                                        ---             ---
            [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                  YES         NO  X
                                      ---        ---

            [If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

DYNAMOTIVE ENERGY SYSTEMS CORPORATION
CERTIFICATION OF ANNUAL FILINGS
VENTURE ISSUER BASIC CERTIFICATE

I, R. Andrew Kingston, President and Chief Executive Officer for Dynamotive Energy Systems Corporation, certify the following:

1. Review: I have reviewed the annual financial statements and Amended annual MD&A (together the interim filings) of Dynamotive Energy Systems Corporation (the "issuer") for the financial year ending December 31,2007.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: October 7, 2008


/s/ R.Andrew Kingston
---------------------
R. Andrew Kingston
President & Chief Executive Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52 -109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

DYNAMOTIVE ENERGY SYSTEMS CORPORATION
CERTIFICATION OF ANNUAL FILINGS
VENTURE ISSUER BASIC CERTIFICATE

I, Brian Richardson, Chief Financial Officer for Dynamotive Energy Systems
   Corporation, certify the following:

1. Review: I have reviewed the annual financial statements and Amended annual MD&A (together the interim filings) of Dynamotive Energy Systems Corporation (the "issuer") for the financial year ending December 31, 2007.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the annual filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the annual filings.

Date: October 7, 2008


/s/ Brian Richardson
--------------------
Brian Richardson
Chief Financial Officer

NOTE TO READER
In contrast to the certificate required under Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings (MI 52-
109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

DYNAMOTIVE ENERGY SYSTEMS CORPORATION




Filed via SEDAR


October 7, 2008


To: British Columbia Securities Commission


       Re:  Dynamotive Energy Systems Corporation
           - Amended Form 51-102F1 - Management Discussion and Analysis
          ("MD&A")

Dear Sirs/Madames:

This is to advise that the Form 51-102F1 - MD&A of the Company for the year ended December 31, 2007 and the interim periods ended March 31, 2008 and June 30, 2008 were amended to comply with the continuous disclosure review letter from the British Columbia Securities Commission, dated September 4, 2008. We confirm that no other changes were made.

Yours truly,

/s/Andrew Kingston
------------------
Andrew Kingston
President and CEO,
Dynamotive Energy Systems Corporation

Dynamotive Energy Systems Corp.                           Amended and Restated
MANAGEMENT'S DISCUSSION AND ANALYSIS
Year ended December 31, 2007 compared to the year period ended
December 31, 2006


1.1  Date

This Management's Discussion and Analysis of financial condition and results of operations ("MD&A") is dated April 29, 2008 and should be read in conjunction with the audited Consolidated Financial Statements and Notes of the Company for the year ended December 31, 2007 and 2006.


The following sets out management's discussion and analysis of our financial position and results of operations for the years ended December, 2007 and 2006.


All financial information is reported in U.S. dollars unless otherwise noted.


1.2  Overview

Dynamotive Energy Systems Corporation (the "Company" and or "Dynamotive") is commercializing a biomass-to-liquid fuel conversion using a process known as "Fast Pyrolysis" which uses biomass or biomass waste feedstocks to produce BioOil as a fuel and char. BioOil is a clean, renewable fuel which can replace natural gas, diesel and other fossil fuels in certain applications to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and fuel reciprocating engines. The Company aims to unleash significant amounts of energy production, in the form of BioOil fuels, based upon utilization of abundant biomass waste streams from agricultural and forest operations and other post-industrial biomass residues. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral, and competes with other renewable energy sources such as wind, hydro and solar. One significant advantage of biomass energy over other renewable forms of energy, is that biomass is capable of delivering energy on a 24/7 basis, whereas wind, hydro and solar energy sources are all subject to natural fluctuations often entailing downtime.


Dynamotive is attempting to establish its patented technology as the industry standard for the production of liquid biomass based fuels (other than ethanol and biodiesel), in competition with other pyrolysis technologies, and other biomass to energy applications. The Company's fast pyrolysis process converts raw biomass or biomass wastes into three fuel types: Liquid (BioOil), Solid
(char) and Gas (non-condensable gases). The non-condensable gases are used to fuel the pyrolysis process. The entire system is a closed loop with low emissions and virtually no waste by-products. The principal by-product, char, has commercial applications.


Plant Operations


The West Lorne plant experienced a small fire in April 2008 and as of the date of this report, the cause of the fire has been identified and installation of preventive measures is progressing. Re-commencement of plant operations is scheduled in the coming weeks.

Dynamotive has an existing power purchase agreement with the Ontario Power Authority for the output from the West Lorne 2.5 megawatt generator output at a rate of $110 per megawatt hour.


The Company continues with commissioning of the Guelph 200 tonne per day capacity commercial plant. Due to the incident at West Lorne, additional fire preventive measures are being incorporated in Guelph based on what we have learned. Ramping up of Guelph operations should continue shortly. Initial BioOil test shipments have been completed including 22 tonnes of fuel to Rockford, Illinois, Eclipses Combustion Facility, for tests of BioOil vs. Fuel Oil # 2.

Dynamotive Energy Systems Corp.                           Amended and Restated
MANAGEMENT'S DISCUSSION AND ANALYSIS
Year ended December 31, 2007 compared to the year period ended
December 31, 2006

Project Development


The Company continues with a significant number of project developments in multiple markets. In Canada, there are six projects in the early stages of potential development which will progress subject to sourcing further capital.


In the United States, the Company plans, subject to availability of financing, to invest US $24 million to build the first fully commercial industrial biofuel plant in the U.S. Negotiations on agreements are progressing. We expect that the facility will be located on a site in Willow Springs, Missouri, approximately 180 miles southwest of St. Louis.


In Addition, negotiations are ongoing with officials of North Webster Parish, Louisiana, as well as other third parties, to ascertain the feasibility of locating one or more fast-pyrolysis plants in that vicinity. The size of plants under discussion could process 220 tons per day of wood waste biomass to produce 225 thousand barrels of BioOil(R) and 14 thousand tons of carbon char per annum. Dynamotive USA has begun evaluating engineering contractors to provide construction management for the U.S. BioOil projects.


We are also working with First Nations communities through our subsidiary First Resources Corporation which is currently in development activities on five projects in North America to establish BioOil plants on traditional aboriginal territory.


In Argentina, progress has been slower than expected due to both the fire in West Lorne and due to the political situation in Argentina. The Company has executed contracts for the provision of biomass for two of its proposed plants in the Province of Corrientes, as has been previously announced. A total of 2.5 million tons has been secured over 10 years from the municipality of Virasoro. Dynamotive Latinoamericano SA has been offered a site for the project within the Municipality of Virasoro. Negotiations in regard to the site are progressing. The development plan envisages up to 6 plants with further potential within the Province of Corrientes.


Dynamotive and regional partners are also investigating other regional opportunities in Uruguay, Chile, Dominican Republic, Panama and
Brazil.


In Asia, Dynamotive signed a cooperation agreement with Marketech International Corporation to jointly review the commercial feasibility and, if warranted, develop and construct the first two commercial BioOil plants in Taiwan. The companies also entered into a memorandum to explore further cooperation to potentially develop BioOil projects in the Greater China area. Several potential projects are currently under review.


In China, Dynamotive has worked with the China National Development and Reform Commission on a BioOil feasibility study for two years. This is a major policy advisory and administrative division of the Chinese government which can assist in obtaining government subsidies for BioOil projects in China. With the study completed, NDRC is very supportive of BioOil production in China.


In August 2007, the Company signed a letter of agreement with Mitsubishi Corporation. Mitsubishi continues in the process of conducting technology due diligence. Possible investment in West Lorne and Guelph is awaiting data on additional plant operating run time. Discussions and project analysis are ongoing.

Dynamotive Energy Systems Corp.                           Amended and Restated
MANAGEMENT'S DISCUSSION AND ANALYSIS
Year ended December 31, 2007 compared to the year period ended
December 31, 2006

In Europe, the Company is working with Prius Developments and continues negotiations with several interested groups in Canton of Fribourg, Switzerland. Discussions in relation to project opportunities in France are also occurring.


Beyond these opportunities, Dynamotive is currently in the process of evaluating project opportunities in the Ukraine, the Netherlands, the U.K., Spain and Portugal.


In Australia, ROC continues to make progress on its flagship project. First plant site has been identified and preliminary work has been completed on permits and approvals. Negotiations are ongoing with several groups interested in output from the first plant. A joint venture has been formalized with a major recycling group for certain feed types and co-funding of plants.
Further progress is subject to availability of project and corporate finance.


All of the above opportunities are progressing and are being actively worked on. However, additional development and access to project finance is expected to progress slowly until longer term operating results are available from the Guelph plant over the balance of this year.


Research and Development


The Company and its partners are also engaged in research and development on a range of derivative products that, if successful, could further enhance the market and value for BioOil as an alternative fuel and product source.


We continue our work in upgrading BioOil. We believe that beyond the direct substitution of heating oil # 2, there is a wider market in the potential refining of BioOil. Our research team are working on a number of paths that could prove commercially viable and, if successful, would expand the market for our technology and fuel exponentially. In addition to Dynamotive working in this area of research, there are strong efforts from energy companies and government sponsored research in the U.S. and in Europe.


The Company is also investigating a number of market opportunities for its pyrolytic char. The company is participating in a number of studies and field tests on the use of Char as a soil enhancer. Dynamotive considers the production of its BioChar to be a high value opportunity.


Corporate Information


The Company was incorporated on April 11, 1991 in the Province of British Columbia, Canada, under the name of Dynamotive Canada Corporation. In October 1995, the shareholders approved a change of name to Dynamotive Technologies Corporation and in June 2001, the shareholders approved a change of name to the Company's current name.


As at December 31, 2007, the Company had six wholly-owned subsidiaries Dynamotive Canada Inc., federally incorporated under the laws of Canada in 2000; Dynamotive Corporation, incorporated under the laws of Rhode Island, U.S.A in 1990; Dynamotive USA Inc. incorporated under the laws of Delaware, U.S.A. in 2006; Dynamotive Latinoamericana S.A., incorporated under the laws of Buenos Aires, Argentina in 2006; and First Resources Corporation, incorporated under the laws of British Columbia, Canada in 2006. In addition, the Company maintains an 80% ownership interest in Dynamotive Europe Limited, formally known as Dynamotive Technologies (UK) Ltd, incorporated in the United Kingdom in 1996 and owns a 99.98% interest in the West Lorne BioOil Co-Generation LP,

Dynamotive Energy Systems Corp.                           Amended and Restated
MANAGEMENT'S DISCUSSION AND ANALYSIS
Year ended December 31, 2007 compared to the year period ended
December 31, 2006

formed under the laws of Ontario, Canada in 2003. Dynamotive Canada Inc. acts as the General Partner of the Limited Partnership, which operates the West Lorne BioOil and electricity generation plant.


The Company also owns 100% shares of Dynamotive Biomass Resource Corporation ("DBRC"), incorporated under the laws of British Columbia, Canada in 2006. In July 2007, the Company entered into a share exchange agreement with Pendana Limited BVI ("Pendana"), whereby Pendana has agreed to sell its 49% (490,000 common shares) of DBRC in consideration of the issuance of 2,000,000 common shares of the Company. 2,000,000 common shares having a fair value of $1.02 per share were issued to Pendana in August 2007.


In this report, unless the context otherwise requires, the terms the "Company" and "Dynamotive" refer to Dynamotive Energy Systems Corporation and its subsidiaries. The Company is currently listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB.


The principal executive office of the Company is Suite 230 - 1700 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2 (Telephone: 604-267-6000).



1.3  Selected Annual Information

All financial information is reported in U.S. dollars unless otherwise noted. Our audited consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).


                              As at December   As at December   As at December
                                 31, 2007         31, 2006         31, 2005
(US Dollars)                        $                $                $

Results of operations:

Revenue                              ---               ---              ---

Loss from operations         (14,415,849)      (14,319,641)     (11,822,274)

Loss from continuing
          operations         (14,220,404)      (14,252,382)     (11,997,344)

Net Loss                     (14,220,404)      (14,252,382)     (11,997,344)

Net per share Loss                 (0.08)            (0.09)           (0.11)

Net loss from continuing
     operation per share           (0.08)            (0.09)           (0.11)

Financial position
    at Year-end:
Total assets                   58,935,644        38,193,699       16,962,573

Total liabilities               7,770,670         7,058,287        8,670,165

Non-controlling interest              ---         1,354,923              ---


Shareholder's equity           51,164,974        29,780,489        8,292,408
Deficit                       (87,320,183)      (73,099,779)     (58,847,397)
Common shares issued          207,749,673       171,765,776      123,211,875

Dynamotive Energy Systems Corp.                           Amended and Restated
MANAGEMENT'S DISCUSSION AND ANALYSIS
Year ended December 31, 2007 compared to the year period ended
December 31, 2006

1.4  Results of Operations

In the year 2007, the Company had a similar level of operating activity as in 2006, but with the focus on completion of the Guelph and West Lorne plants and expanding project development activities. There were a number of new project initiatives internationally and the Company has been evolving to better support these activities along with the sales and operating activities at the plants. Staffing levels remained broadly the same, but with increased emphasis on Ontario, United States and Argentinean operations.


During the year ended December 31, 2007, the Company recorded a net operating loss of $14,220,404 compared to a net operating loss of $14,252,382 for the year 2006. The decrease in operating loss in 2007 as compared to 2006 was primarily attributable to (i) a decrease in marketing and business development expense, (ii) a decrease in research and development expenditures, (iii) a decrease in interest expense; (iv) an increase in foreign exchange gain; partially offset by (v) an increase in general and administrative expense and
(vi) an increase in amortization and depreciation. During the year ended December 31, 2006, the Company recorded a net operating loss of $14,252,382 compared to a net operating loss of $11,997,344 for the year 2005. The increase in operating loss in 2006 as compared to 2005 was primarily attributable to (i) increased activity related to construction of a second, 200 tpd plant, (ii) an increase in marketing and business development expense,
(iii) an increase in research and development expenditures and (iv) an increase in general and administrative expense.


The basic and diluted loss per common share was eight cents ($0.08) for the year 2007 compared to nine cents ($0.09) for the year 2006. The decrease in basic and diluted loss per share for 2007 was due to a combination of the decrease in the loss for the year and the increase in the weighted average number of Common Shares outstanding from 153,685,553 shares in 2006 to 189,573,764 in 2007. The basic and diluted loss per common share was nine cents ($0.09) for the year 2006 compared to eleven cents ($0.11) for the year 2005. The decrease in basic and diluted loss per share for 2006 was due to a combination of the increase in the loss for the year and the increase in the weighted average number of Common Shares outstanding from 108,009,185 shares in 2005 to 153,685,553 in 2006.


Marketing and business development decreased to $1,601,723 in 2007 from $1,768,063 in 2006. The decrease was due mainly to the decrease of business development activities and participation in major environmental conferences during the 2006 period. Marketing and business development increased to $1,768,063 in 2006 from $1,199,959 in 2005. The increase was due mainly to the increase of business development activities, like public investor relation, commissions paid on the Company's initial License sales and the corporate brand implementation, and to increased participation in a major environmental conference during the year.


For the years 2007, 2006 and 2005, the Company had expended on an annual basis $2,053,914, $4,629,465 and $3,586,855 respectively, on research and development. Of these amounts, $nil, $227,121 and $782,423 respectively, were reimbursed by government funding. In 2007, the Company also offset product sales of $13,911 (2006 - $154,560; 2005 - $nil) against research and development expenses, which are considered incidental sales of BioOil until such time as the Company's plant has reached commercial production levels. The level of research and development expenditure has decreased in 2007 in support of development of the commercial scale plant and other product development activities. The decrease was due to reduced activity in engineering development of the commercial scale plant and other product development activities.


General and administrative expenses increased to $11,026,616 in 2007 from $7,763,275 in 2006. The increase in 2007 was mainly due to increased activity, an increase in consulting expenses, an increase in

Dynamotive Energy Systems Corp.                           Amended and Restated
MANAGEMENT'S DISCUSSION AND ANALYSIS
Year ended December 31, 2007 compared to the year period ended
December 31, 2006

non-cash compensation of $739,577 and an increase in the Company's development activities with its 200 tpd plant in Guelph, Ontario. General and administrative expenses increased to $7,763,275 in 2006 from $6,257,086 in 2005. The increase in 2006 was mainly due to increased activity, an increase in consulting expenses, an increase in non-cash compensation of $244,014 and an increase in the Company's development activities with its 200 tpd plant in Guelph, Ontario.


Amortization and depreciation increased slightly to $144,168 in 2007 from $124,067 in 2006. Amortization and depreciation decreased to $124,067 in 2006 from $148,556 in 2005 due to the write-off of the 10 tpd pilot plant at the year end 2005.


Interest and other income decreased to $207,099 in 2007 from $493,610 in 2006 due mainly to lower cash balances and decreased in interest income from investments in short-term money market deposits. Interest and other income increased to $493,610 in 2006 from $5,614 in 2005 due mainly to higher cash balances and the resultant interest income from investments in short-term money market deposits.


Interest expense decreased in 2007 to $22,207 from $505,340 in 2006 due mainly to the decrease in long-term and convertible debenture financing. Interest expense decreased in 2006 to $505,340 from $1,445,918 in 2005 due mainly to the decrease in long-term and convertible debenture financing. Also, all of the outstanding convertible debenture and long-term debt financing were paid off during the first six months of 2006.


Loss on settlement of accounts payable increased to $111,108 in 2007 from $98,189 in 2006 due to a non-cash compensation payment exceeding the book value of the outstanding payable.


Loss on sale of interest in subsidiary was $nil in 2007 compared to $420,400 in 2006. The amount of loss $420,400 in 2006 due mainly to the sale of a 20% interest of Dynamotive Europe Limited and the loss arises from the issue of common share purchase warrants related to this transaction.


There was no write-down of long-term assets in 2007 and 2006. Loss on the write-down of long-term assets increased to $200,457 in 2005 as the Company wrote-off its 10 tpd pilot plant as management determined its value was permanently impaired.


Currency exchange gain in 2007 amounted to $418,868 compared to a gain of $88,888 in 2006. Currency exchange gain in 2006 amounted to $88,888 compared to a gain of $33,677 in 2005. These non-cash changes were due to the depreciation of the US dollar.


Going forward, the Company expects to have increased sales and project development activities, both in North America and overseas. With the two plants in Ontario moving through commissioning, product sales should increase through the remainder of 2008 and beyond. Also, successful operation of the plants, in particular the Company's flagship plant in Guelph, should lead to additional project development activity.

The Company's main commitments going forward are the residual capital expenditures for commissioning and ramp up of the Guelph and West Lorne plants, repair of the fire damage in West Lorne (largely covered by insurance) and the cost to complete the steam system at the Erie Flooring plant in West Lorne. These amounts total approximately $2 million.

Dynamotive Energy Systems Corp.                           Amended and Restated
MANAGEMENT'S DISCUSSION AND ANALYSIS
Year ended December 31, 2007 compared to the year period ended
December 31, 2006

1.5 Summary of Quarterly Results (Unaudited)

The Company's operations continued at a relatively steady rate over the past eight quarters, as there was no major changes in staff levels and activities throughout the period were focused on construction and commissioning of the plants in West Lorne and in Guelph, plus ongoing business development and research activities.


The following table provides summary financial data for the last eight quarters:



                                          Three months ended
                                Dec 31     Sep 30     Jun 30     Mar 31
                                 2007       2007       2007        2007
                                -----------------------------------------------
(US Dollars)                       $          $          $           $
Revenue                           ---        ---        ---          --

Net Loss from continuing
          operations         (4,299,404) (3,179,667) (3,502,236) (3,239,097)
Net Loss per share                (0.02)      (0.02)      (0.02)      (0.02)


Net Loss                     (4,299,404) (3,179,667) (3,502,236) (3,239,097)
Net Loss per share                (0.02)      (0.02)      (0.02)      (0.02)


Weighted average common shares
   outstanding in the period
                            205,329,005  189,679,200  185,378,751  177,602,251





                                Dec 31     Sep 30     Jun 30     Mar 31
                               ------------------------------------------------
                                 2006       2006       2006        2006
(US Dollars)                       $          $          $           $
Revenue                           ---        ---        ---         ---

Net Loss from continuing
          operations         (4,111,675) (3,086,964) (3,775,849) (3,297,894)
Net Loss per share                (0.02)      (0.02)      (0.02)      (0.03)


Net Loss                     (4,111,675) (3,086,964) (3,775,849) (3,297,894)
Net Loss per share                (0.02)      (0.02)      (0.02)      (0.03)

Weighted average common shares
   Outstanding in the period
                            168,463,261  162,278,171  151,402,079  131,906,042



1.6 Liquidity

During the year ended December 31, 2007, the Company used cash in operating activities and in investing activities of $10,809,770 and $21,018,846 respectively, and generated cash from financing activities of $24,008,567. During the year ended December 31, 2006, the Company used cash in operating activities and in investing activities of $9,402,744 and $10,339,843 respectively, and generated cash from financing activities of $27,641,031. During the year ended December 31, 2005, the Company

Dynamotive Energy Systems Corp.                           Amended and Restated
MANAGEMENT'S DISCUSSION AND ANALYSIS
Year ended December 31, 2007 compared to the year period ended
December 31, 2006

used cash in operating activities and in investing activities of $6,734,729 and $1,775,189 respectively, and generated cash from financing activities of $9,769,211.


The principal sources of liquidity during the year ended December 31, 2007 were (i) $22,983,149 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company's Common Shares and the exercise of Common Share options and warrants for cash, (ii) $130,000 in deposits for Common Shares to be issued in 2008 pursuant to the exercise of warrants, (iii) $500,000 of joint-venture deposit received, (iv) $419,351 decrease in government grant receivable; less (v) $23,933 in repayment of loan.


For the previous year ended December 31, 2006, the principal sources of liquidity during the year ended December 31, 2006 were (i) $27,495,575 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company's Common Shares and the exercise of Common Share options and warrants for cash, (ii) $18,091 in deposits for Common Shares to be issued in 2007 pursuant to the exercise of warrants, (iii) $1,500,000 increase in joint-venture deposit received; less (iv) $899,184 decrease in long term loan and (v) $473,451 increase in government grant receivable.


For the year ended December 31, 2005 principal sources of liquidity during the year ended December 31, 2005 were (i) $6,398,254 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company's Common Shares and the exercise of Common Share options for cash,
(ii) $1,957,000 in deposits for Common Shares to be issued in 2006 pursuant to private placement offerings commenced in 2005, (iii) $1,825,000 increase in short-term convertible loan, (iv) $42,331 decrease in repayment of short-term loan and (v) $368,712 increase in government grant receivable.


Overall change in cash position in 2007 was a decrease in cash of $7,549,712 as compared to an increase of $7,918,066 in the previous year in 2006. Overall cash flows decreased in 2007 due to decreased financing activities and significantly increased acquisition of capital assets (Guelph and West Lorne plants). During the previous year ended December 31, 2006, overall change in cash position was a increase in cash of $7,918,066 as compared to an increase of $1,291,497 in the previous year in 2005. Overall cash inflows increased during 2006 due to significantly increased financing activities.


The net amount of cash used in operating activities during 2007 increased by 15% (over cash used in operating activities during 2006) due to the construction of the Company's 200 tpd plant in Guelph, Ontario. Cash used in operating activities consisted primarily of a net loss for 2007 of $14,220,404 less non-cash expenses of (i) amortization of $144,168, (ii) loss on settlement of accounts payable of $111,108, (iii) loss on purchase of interest in subsidiary of $238,346 and (iv) equity compensation expenses of $3,632,561.


The net amount of cash used in operating activities during 2006 increased by 40% (over cash used in operating activities during 2005) due to the construction of the Company's 200 tpd plant in Guelph, Ontario and the resulting increase in business development activities. Cash used in operating activities consisted primarily of a net loss for 2006 of $14,252,382 less non-cash expenses of (i) amortization of $124,067, (ii) accretion expense in the amount of $208,022, (iii) loss on settlement of accounts payable of $98,189,
(iv) loss on sale of interest in subsidiary of $420,400, and (v) equity compensation expenses of $4,337,590.


The net amount of cash used in operating activities during 2005 increased by 134% (over cash used in operating activities during 2004) due to the commissioning of the Company's 100 tpd plant in West Lorne, Ontario and the resulting increase in business development activities. Cash used in operating

Dynamotive Energy Systems Corp.                           Amended and Restated
MANAGEMENT'S DISCUSSION AND ANALYSIS
Year ended December 31, 2007 compared to the year period ended
December 31, 2006

activities consisted primarily of a net loss for 2005 of $11,997,344 less non-cash expenses of (i) amortization of $148,556, (ii) equity compensation expenses, $3,697,057, (iii) loss on write-down of property, plant and equipment of $200,457, and (iv) accretion expense in the amount of $1,068,192.


Financing activities during 2007 generated a net increase in cash of $24,008,567, primarily from the Company's private placements of Common Shares. Financing activities during 2006 generated a net increase in cash of $27,641,031, primarily from the Company's private placements of Common Shares and contribution received from joint venture. Financing activities during 2005 generated a net cash inflow of $9,769,211, primarily from the Company's private placements of Common Shares and the proceeds from convertible debentures.


Investing activities in 2007 resulted in the use of cash, net of grants, in the amount of $21,018,846 that consisted of $20,172,180 incurred in the acquisition of capital assets (Guelph plant and West Lorne plant), an increase of long term deferred assets of $500,000, and an increase of long term loan receivable of $346,666. Investing activities in 2006 resulted in the use of cash, net of grants, in the amount of $10,339,843 that consisted of $10,496,423 incurred in the acquisition of capital assets (Guelph plant), $21,016 expended on patents, and a $177,596 decrease in restricted cash. Investing activities in 2005 resulted in the use of cash, net of grants and disposal, in the amount of $1,775,189 that consisted of $1,580,195 incurred in the acquisition of capital assets, $22,181 expended on patents and $172,813 increase in restricted cash (funds held in escrow as collateral for short-term convertible debentures).


The following table provides as of December 31, 2007 the known long term obligations and commitments of the Company:


Contractual                   Total   Less than   1 - 3   3 - 5   More than
   Obligations                         1 year     years   years    5 years

Operating lease
 obligations -
   office equipment           55,000    23,000   32,000    Nil      Nil

Premise lease
       obligations           630,000   350,000  280,000    Nil      Nil

Business
   development
    contract                  20,000    20,000      Nil    Nil      Nil


Long-term debt               335,000    36,000   108,000  72,000  119,000

Construction
    Commitments            2,347,000  2,347,000     Nil    Nil      Nil

Total                      3,387,000  2,776,000  420,000  72,000  119,000

We have an operating lease for office facilities of our head office.


1.7 Capital Resources


As at December 31, 2007, the Company had a working capital deficiency of $3,024,446 and incurred a net loss of $14,220,404 for the year ended December 31, 2007, and has an accumulated deficit of $87,320,183.


In the year ended December 31, 2007, Dynamotive had no commercial revenue from its core BioOil operations. Sales revenue going forward is uncertain and the Company is therefore dependent on its financing activities to fund its operations. The proceeds from the recent equity financing, together with Industrial Technologies Office ("ITO") (formerly known as Technology Partnerships Canada) funding receivable, will be applied to finance the Company's ongoing research and development and commercial demonstration activities and to support its efforts to obtain the award of customer contracts. Dynamotive will be required to raise sufficient additional funds to finance its commercialization strategy. The raising

Dynamotive Energy Systems Corp.                           Amended and Restated
MANAGEMENT'S DISCUSSION AND ANALYSIS
Year ended December 31, 2007 compared to the year period ended
December 31, 2006

of additional finance to fund operations is subject to uncertainty. There is no assurance that such financing will be available on commercially reasonable terms, if at all. Dynamotive's operations are subject to all of the risks inherent in the establishment of a new business enterprise and in particular Dynamotive will require significant additional financing in the future to develop and market its technology to its full potential.


In addition to contemplated equity offerings during 2007, the Company has been able to draw significantly from government grant and loan facilities, including the Government of Canada's ITO program both for expenditures made in 2005 and technical and project related expenditures in 2006. The Company's agreement with Industrial Technologies Office pertains to maximum funding of US$8.3 million (C$8.235 million), of which $7.5 million (C$ 7.4 million) has been received as of December 31, 2007 and $0.8 million is included in government grants receivable.


During the first quarter of 2007, the Company raised subscription funds of $2.5 million relating to the private placement commenced during the first quarter of 2007 at subscription prices ranging from $1.085 to $1.10 per share. 2.28 million shares and 570,064 Common Share Purchase Warrants were issued as a result of this funding.


During the second quarter of 2007, the Company raised subscription funds of $1.6 million relating to the private placement commenced during the first quarter of 2007 at subscription prices ranging from $1.02 to $1.10 per share. 1.5 million shares and 260,500 Common Share Purchase Warrants were issued as a result of this funding.


During the third quarter of 2007, the Company raised subscription funds of $1.6 million relating to the private placement commenced during the third quarter of 2007 at subscription prices ranging from $0.81 to $1.01 per share. 1.8 million shares and 885,610 Common Share Purchase Warrants were issued as a result of this funding.


During the fourth quarter of 2007, the Company raised subscription funds of $10.4 million relating to the private placement commenced during the fourth quarter of 2007 at subscription prices ranging from $0.90 to $0.92 per share. 11.2 million shares and 4.5 million Common Share Purchase Warrants were issued as a result of this funding.


In total, the Company raised from private placements during 2007 $16 million in cash for a total of 16.8 million Common Shares and 6 million Common Share Purchase Warrants.


With the current cash on hand, anticipated cash flow from product sales and the potential to secure equity and debt financing, the Company anticipates that it will have sufficient cash resources and available financing to satisfy its cash requirements for the next 12 months. The Company expects to require additional funding for the commercial expansion of its technologies through the year 2008 and beyond. Given market conditions and other factors, there can be no guarantee that the Company will be successful in securing additional finance. If adequate funds are not available on acceptable terms when needed, the Company may be required to delay, scale-back or eliminate the manufacturing, marketing or sales of one or more of its products or research and development programs. The outcome of these matters cannot be predicted at this time. The Company's future operations are dependent on the market's acceptance of its products in order to ultimately generate future profitable operations, and the Company's ability to secure sufficient financing to fund future operations. There can be no assurance that the Company's products will be able to secure market acceptance. Management plans to raise additional equity financing to enable the company to complete its development plans.

Dynamotive Energy Systems Corp.                           Amended and Restated
MANAGEMENT'S DISCUSSION AND ANALYSIS
Year ended December 31, 2007 compared to the year period ended
December 31, 2006

Subsequent to the year end, during the period from January 1 to April 11, 2008, the Company issued 1,345,768 common shares for total proceeds of $874,750, relating to a private placement commencing during the first quarter of 2008. In addition during the period from January 1 to April 11, 2008, the Company received $64,500 on the exercise of 25,000 stock options and 75,000 warrants.


The Company's 2008 financing plan is structured to enable completion, commissioning and ramp-up of the Company's two production plants: The first 200 tonne per day ("tpd") BioOil manufacturing facility (in Guelph, the plant is to be owned 100% by the Company and leased to Evolution Biofuels Inc., a company owned 20% by the Dynamotive); and in West Lorne, where the Company is completing an upgrade and expansion of the plant and related char boiler system. The core of the strategy surrounds market and project based equity financing that minimizes equity dilution while raising sufficient capital for operations and projects. In addition, the Company will seek asset backed debt financing if such facilities are available on reasonable commercial terms.


In connection with the Company's West Lorne project upgrade and the Guelph project, the Company has committed to outstanding construction commitments of approximately $2.3 million at December 31, 2007.


The Company's funding plan for 2008 is structured so that equity placements explained above will maintain Company and project operations. Additionally, the Company contemplates a private placement and project finance strategy which, with other project funding and sales, are expected to fund the 200 tpd project and the West Lorne Upgrade which are expected to be completed during 2008. Any delay in securing project funding for a project will delay the commissioning of that project.


1.8 Off-Balance Sheet Arrangements


None.


1.9 Transactions with Related Parties


The following transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. The Company had the following transactions with related parties during the year ended December 31, 2007:


1.Paid or accrued management compensation of $1,670,223 (2006 - $1,476,245;
  2005 $1,847,430) to directors and officers of the Company;

2.Paid or accrued consulting fees of $186,080 (2006 - $230,127; 2005 - $Nil)to a director of the Company. These fees arise from contractual arrangements based on a fixed monthly fee and stock based compensation. These expenses have been included in research and development expense in Statement of Loss.

3.Paid or accrued director fees of $75,480 (2006 - $57,203; 2005 - $92,991) to directors of the Company.

Dynamotive Energy Systems Corp.                           Amended and Restated
MANAGEMENT'S DISCUSSION AND ANALYSIS
Year ended December 31, 2007 compared to the year period ended
December 31, 2006

Included in the above three amounts, is $207,827 (2006 - $543,122; 2005 - $974,392) paid by stock based compensation.


Consulting fees and share issue costs of $nil for the year ended December 31, 2007 (years 2006 - $nil; 2005 - $87,395) have been paid to a shareholder of the Company. Included in the amount above, is $nil (2006 - $nil; 2005 - $1,113) paid by stock based compensation.


As at December 31, 2007, $nil (2006 - $nil; 2005 - $82,529) was advanced to a Director of the Company in connection with the formation of a joint venture for the development of the Company's BioOil technology and related products. The joint venture had not been formalized and the advance was written-off on December 31, 2005.


As at December 31, 2007, accounts receivable includes $7,215 (2006 - $5,925) receivable from directors and officers of the Company. As of the same date, accounts payable and accrued liabilities includes $1,859,232 (2006 - $1,218,932) due to directors and officers of the Company all of which is for services rendered. The amounts due from/to related parties are non-interest bearing, unsecured and due on demand.


1.10 Fourth Quarter

For the quarter ended December 31, 2007, the Company recorded a net loss of $4,299,404, or $0.02 per share compared to a net loss of $4,111,675, or $0.02 per share for the same period in 2006. The major difference between the quarters ended December 31, 2007 and 2006 is related to decrease in research and development, interest expense, and interest and other income; partially offset by increase in marketing and business development, and general and administrative expense.


Research and development expenses for the fourth quarter of 2007 decreased to $296,923 from $1,197,169 for the same period in 2006. These decreases were due to reduced activity in engineering development of the commercial scale plant and other product development activities.


Interest expense for the fourth quarter of 2007 decreased to $8,785 from $58,463 in the same quarter in 2006 due mainly to the decrease in long-term and short-term debt financing.


Interest and other income decreased to $83,448 in the fourth quarter of 2007 from $127,515 in the same period in 2006. The decrease in 2007 was due mainly to the decrease of interest income from investments in short-term money market deposits.


Marketing and business development expenses for the fourth quarter of 2007 increased to $546,073 from $374,038 for the same period in 2006. These increase was due to increases in business development activities.


General and administrative expenses in the fourth quarter of 2007 increased to $3,805,037 from $2,481,150 for the same quarter in 2006. The increase was mainly due to increased activity in the general and administrative area, management of the Company's development activities related to its initial 200 TPD plant, and the establishment of new offices in the U.S. and Argentina.


Significant fourth quarter events or items that affected the Company's financial condition and cash flows are included in sections 1.5 and 1.6 above.

Dynamotive Energy Systems Corp.                           Amended and Restated
MANAGEMENT'S DISCUSSION AND ANALYSIS
Year ended December 31, 2007 compared to the year period ended
December 31, 2006

1.11 Proposed Transaction

Not applicable.


1.12 Critical Accounting Estimates

Not applicable. The Company is a venture issuer.


1.13 Changes in Accounting Policies including Initial Adoption

Effective January 1, 2007, the Company adopted five new Canadian Institute of Chartered Accountants ("CICA") accounting standards: (a) Handbook Section 1530, Comprehensive Income; (b) Handbook Section 3855, Financial Instruments - Recognition and Measurement; (c) Handbook Section 3861, Financial Instruments
 Disclosure and Presentation; (d) Handbook Section 3865, Hedges; and (e) Handbook Section 1506, Accounting Changes. As a result of adopting these new standards, the Company reflected a presentational reclassification of amounts previously recorded in "Cumulative translation adjustment" to "Accumulated other comprehensive income". Consistent with the requirements of the new accounting standards, the Company has not restated any prior period amounts as a result of adopting the accounting changes.


Refer to Note 3 in the Financial Statements for the year ended December 31, 2007 for detailed discussion of these changes in accounting policy.



1.14 Financial Instruments and Other Instruments


None.



1.15 Other MD&A Requirements


1.15.1 Other MD&A Requirements


Not applicable.


1.15.2 Additional Disclosure for Venture Issuers Without Significant Revenue


(a) Capitalized or expensed exploration and development costs;


Not applicable.

Dynamotive Energy Systems Corp.                           Amended and Restated
MANAGEMENT'S DISCUSSION AND ANALYSIS
Year ended December 31, 2007 compared to the year period ended
December 31, 2006

 (b) expensed research and development costs;


         Research and Development Expenses
         Breakdown by major category

                                                   2007                   2006
                               -----------------------------------------------
                                                      $                      $
 Material                                       456,740              1,265,900
 Salary and benefits                            347,031                139,549
 Consulting                                   1,156,148              2,783,456
 Miscellaneous Costs                             93,995                440,560
                                              --------------------------------
                                              2,053,914              4,629,465
 Less: Government assistance programs                --              (227,121)
 Less: Product sales - BioOil                   (13,802)             (123,594)
 Less: Product sales - Electricity                 (109)              (30,966)
                                               -------------------------------
                                               2,040,003             4,247,784
                                               ===============================


(c) deferred development costs;

Not applicable.


 (d) general and administration expenses;

Breakdown by major category:

                                                   2007                   2006
                                                  ----------------------------
                                                      $                      $
 Office supplies, telephone,
   and insurance                                825,087                554,209
 Professional fees                            2,274,614              1,012,219
 Rent                                           478,180                220,337
 General and admin. salaries
   and benefits                               7,448,735              5,976,510
                                             ---------------------------------
                                             11,026,616              7,763,275
                                             =================================


The required disclosure is presented in the Statement of Loss.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);


None.

1.15.3 Disclosure of Outstanding Share Data


As at April 29, 2008, the Company's outstanding share data was as follows:


Common shares outstanding:               209,582,505
Stock options:                            19,079,367
Share purchase warrants:                  12,641,208


All financial information is reported in U.S. dollars unless otherwise noted. Our unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain statements in this report may constitute "forward-looking" statements within
                                                                 Page 14 of 17

Dynamotive Energy Systems Corp.                           Amended and Restated
MANAGEMENT'S DISCUSSION AND ANALYSIS
Year ended December 31, 2007 compared to the year period ended
December 31, 2006

the meaning of the "safe harbor" provisions of the U.S. Private
Securities Litigation Reform Law of 1995. Such forward-looking statements are based on management's current expectations, beliefs, intentions or strategies for the future, which are indicated by words such as "may, expects, intends, anticipates, believes, estimates and forecasts" and other similar words. All forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such factors include, among other things: technological changes or changes in the competitive environment adversely affecting the products, markets, revenues or margins of our business; changes in general economic, financial or business conditions adversely affecting the business or the markets in which we operate; our ability to attract and retain customers and business partners; the ability to provide capital requirements for product development, operations and marketing; and, our dependency on third party suppliers. Investors are encouraged to review the section in Management's Discussion and Analysis in the 2006 Annual Report on Form 20-F entitled "Risk Factors" for a more complete discussion of factors that could affect Dynamotive's future performance.


1.16 Corporate Governance

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e)under the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are designed to ensure that information required to be disclosed in its reports filed or submitted under the Exchange Act is processed, recorded, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.


As required by SEC Rule 13a-15(b), the Company carried out an evaluation, under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this Annual Report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were not effective as December 31, 2007, at the reasonable assurance level, because of the material weaknesses described in Management's Report on Internal Control over Financial Reporting.


Notwithstanding the existence of the material weaknesses described below, management has concluded that the consolidated financial statements in this Form 20-F fairly present, in all material respects, the Company's financial position, results of operations and cash flows for the periods presented.


Management's Annual Report on Internal Control over Financial Reporting


Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the preparation and fair presentation of published consolidated financial statements

Dynamotive Energy Systems Corp.                           Amended and Restated
MANAGEMENT'S DISCUSSION AND ANALYSIS
Year ended December 31, 2007 compared to the year period ended
December 31, 2006

in accordance with Canadian Generally Accepted Accounting Principles (Canadian
GAAP), including a reconciliation of net loss to US Generally Accepted Accounting Principles (US GAAP).


The Company's internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with Canadian generally accepted accounting principles and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the consolidated financial statements.


Internal controls over financial reporting, no matter how well designed, have inherent limitations. Therefore, internal control over financial reporting determined to be effective can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management performed an assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2007, based on the criteria set forth in the "Internal Control - Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). The objective of this assessment was to determine whether the Company's internal control over financial reporting was effective as of December 31, 2007.


A material weakness, as defined by the Securities and Exchange Commission rules, is a significant deficiency, or combination of significant deficiencies, such that there is a reasonable possibility that material misstatements of the annual or interim consolidated financial statements will not be prevented or detected. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2007, management determined that there were control deficiencies that constituted material weaknesses, as described below.


The Company does not have sufficient personnel with experience in the application of US GAAP. Specifically, the Company's entity level controls initially failed to identify the impact of new accounting pronouncements on the disclosures in the US GAAP reconciliation note. These errors were corrected by management prior to the issuance of the Company's December 31, 2007 consolidated financial statements.


Management performs an oversight function with regard to meeting the Company's tax obligations. This includes preparation of tax returns, monitoring of new tax requirements for changes in the Company's operations and preparation of tax disclosures for income tax, commodity taxes and other tax-related matters. Staff involved in the Company's tax function have some knowledge and experience with tax requirements but are not experts in all the tax regulations to which the company is subject. External tax experts are engaged by the Company to deal with tax matters, but there is a reasonable possibility that a material misstatement could occur in the Company's tax note or regulatory obligations with regard to tax could arise due to management's limited expertise with regard to tax requirements.

Dynamotive Energy Systems Corp.                           Amended and Restated
MANAGEMENT'S DISCUSSION AND ANALYSIS
Year ended December 31, 2007 compared to the year period ended
December 31, 2006


The Company did not maintain effective control in preparing financial statement disclosures in income taxes. Specifically, management initially failed to apply the correct future enacted tax rate to its future income tax assets in accordance with CICA HB 3465, "Income Taxes." This error was corrected by management prior to the issuance of the Company's December 31, 2007 consolidated financial statements.


Based on our assessment and because of the material weaknesses described above, management has concluded that our internal control over financial reporting was not effective as of December 31, 2007.


Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2007 has been audited by BDO Dunwoody, the Company's independent registered public accounting firm, as stated in their report which appears herein.


Remediation to Address Material Weakness

The Company will enhance its staff training and improve controls with regard to US GAAP and taxation matters. The Company will expand the use of outside consultants with expertise in the application of US GAAP and requisite knowledge of tax regulations in the jurisdictions in which the Company operates. Management will also implement an improved consultation process with external auditors in the above areas.



Changes in Internal Control over Financial Reporting


During the fiscal year ended December 31, 2007, there were changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant's internal control over financial reporting, as follows:


The Company has enhanced its internal control over financial reporting, including improving the dissemination of corporate governance policies to employees, performing more formal variance analysis of financial statement line items and strengthening the documentation with regard to company credit card transactions.